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KEVIN F. CAHILL kevin.cahill@dechert.com +1 949 442 6051 Direct +1 949 681 8646 Fax

February 14, 2023

VIA EDGAR

Christina Fettig

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, D.C. 20549

Re:	Causeway Capital Management Trust (File Nos. 333-67552 and 811-10467) (the “Registrant”)

Dear Ms. Fettig:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff with respect to the staff’s review pursuant to the Sarbanes-Oxley Act of 2002 of the annual shareholder reports for the fiscal year ended September 30, 2022 and other filings of the Registrant and its series (each, a “Fund”). The SEC staff’s comments were provided by you to me and Phillip Garber of Dechert LLP in a telephonic discussion on January 11, 2023. Summaries of the SEC staff’s comments, followed by the related responses of the Registrant, are set forth below:

Prospectus

1.

Comment: The SEC staff notes that the Funds are invested in exchange-traded funds (“ETFs”). Please confirm whether the Funds’ prospectus fee and expense tables will be updated to include acquired fund fees and expenses in future filings. Please also confirm whether the ability to invest in ETFs will be added to the Funds’ principal investment strategies and corresponding principal risk disclosure will be added to the prospectus.

Response: The Registrant notes that certain Funds temporarily invested in ETFs at September 30, 2022 in order to equitize cash raised in connection with tax loss harvesting. While the Funds are permitted to invest in ETFs, they are not a principal investment strategy; the Funds typically invest in ETFs for the limited purpose of equitizing cash in connection with cash flows. Accordingly, unless ETF usage increases in the future, the Funds do not believe it necessary to add ETFs to the principal investment strategies and

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corresponding principal risk disclosures in the Prospectus, but will retain the current ETF disclosure in the Funds’ Statement of Additional Information. Registrant also notes that ETF usage was limited over the course of the fiscal year, as a whole, and resulted in acquired fund fees and expenses for each Fund of less than one basis point such that a separate “Acquired Fund Fees and Expenses” subcaption in the fee table was not required. However, if the acquired fund fees and expense incurred by a Fund from its ETF investments increases to one basis point or more in the future, acquired fund fees and expenses disclosure would then be added to the relevant Fund’s fee table.

Form N-CEN

2.

Comment: The Staff notes that the Internal Control Letters attached to the Registrant’s reports filed on Form N-CENs for the fiscal years ended September 30, 2021 and September 30, 2022 did not identify the city and state in which the letters were issued. Please ensure that the city and state are included in future Internal Control Letters.

Response: Registrant will include the city and state of issuance in future Internal Control Letters.

3.

Comment: The SEC staff notes that Registrant’s report filed on Form N-CEN for the fiscal year ended September 30, 2022 indicates that five Funds had net asset value (“NAV”) corrections during the period covered by the report. Please describe the nature and circumstances of these errors and the associated internal control implications, mitigating actions and amounts of reimbursements, if any, associated with the NAV corrections. If any amounts were reimbursed to the Funds, please explain why the reimbursements were not disclosed in the Funds’ financial statements.

Response: On January 3, 2022, stale foreign exchange rates were used for the Funds’ NAV calculations as a result of a holiday pricing process that was employed on December 31, 2021 inadvertently not being subsequently disabled. The issue was reported internally at the Funds’ administrator after the calculation of NAVs on January 3, 2022, when discrepancies from 1-day performance expectations were identified. On January 4, the holiday pricing process was disabled and the normal pricing process was re-enabled. Analysis conducted after the incident determined that the Funds’ NAVs per share were overstated in the range of $0.00-$0.04. Five Funds had a NAV overstatement of $0.01 or more. The impact for these Funds was analyzed using the Funds’ NAV Error Correction Policy which provides that no shareholder processing is required for impacts less than 1⁄2 of 1% of original NAV. Of the five Funds with a NAV overstatement of $0.01 or more, one of the Funds did not have any shareholder activity on January 3, 2022, and the other four Funds experienced net

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subscription activity and therefore benefitted. Because these Funds either had no activity or benefitted, no reimbursements were required under the Funds’ NAV Error Correction Policy. The administrator reviewed the incident, and determined that the holiday pricing process was not manually reverted back to the standard pricing process. Based on that review, the administrator has enhanced its controls so that the holiday pricing process automatically runs on holiday specific logic, eliminating the need for any manual intervention.

4.

Comment: The SEC staff notes that Causeway Emerging Markets Fund invests in derivatives. Please confirm whether Item C.7.n.i should have been checked with respect to the Causeway Emerging Markets Fund in the Registrant’s report filed on Form N-CEN for the fiscal year ended September 30, 2022.

Response: Causeway Emerging Markets Fund relies on the limited derivatives user exception of Rule 18f-4, and will check Item C.7.n.i. in future Form N-CEN filings (assuming the exception is still used).

Form N-CSR

5.

Comment: The SEC staff notes that Causeway Emerging Market Fund’s responses to Item C.6 in the report filed on Form N-PORT for the period ended September 30, 2022 indicates that the Fund held restricted securities. However, the schedule of investments contained in the Fund’s financial statements for the fiscal year ended September 30, 2022 do not identify restricted securities held by the Fund as required by Regulation S-X, Article 12-12, footnote 8.

Response: Causeway Emerging Markets Fund invests in certain Rule 144A securities that are designed to provide exposure to China A shares. The Fund has deemed these securities to be “restricted securities” for purposes of Form N-PORT because they were “acquired in a transaction or chain of transactions meeting the requirements” of Rule 144A.1 However, consistent with footnote 669 in the adopting release of the Investment Company Reporting

[1]

Form N-PORT defines “restricted security” to have the meaning defined in Rule 144(a)(3) of the Securities Act of 1933. Rule 133(a)(3) defines “restricted security” to mean, among other types of securities, “Securities acquired in a transaction or chain of transactions meeting the requirements of § 230.144A.”

February 14, 2023 Page 4

Modernization rulemaking,[2] the Registrant does not deem the securities to be “restricted” for purposes of Regulation S-X, Article 12-12, footnote 8, because the Fund is not restricted from selling the securities to other qualified institutional buyers. The Fund therefore is not required to identify the securities as “restricted” securities under Regulation S-X, Article 12-12, footnote 8. They are, however, Rule 144A securities and Registrant will identify them as Rule 144A securities in future schedules of investments.

6.

Comment: The SEC staff notes that the Causeway Emerging Markets Fund was invested in zero coupon bonds. Please confirm that the yield for zero coupon bonds held by the Fund will be disclosed in the schedule of investments in future filings.

Response: The Registrant notes that the securities identified as zero coupon bonds in the Fund’s schedule of investments are the aforementioned instruments that the Fund invests in to obtain exposure to China A shares. The return of these instruments depends on the return of underlying China A shares and an outperformance rate of return provided by the counterparty, among other terms and features. Based on Registrant’s review of the characteristics of these instruments and those of zero coupon bonds, the Registrant believes that the characteristics of the instruments are more analogous to equity-linked notes and therefore will categorize the instruments as equity-linked notes and remove the reference to zero coupon bonds in future schedules of investments.

7.

Comment: The SEC staff notes that the reports filed by the Causeway Emerging Markets Fund and the Causeway International Opportunities Fund on Form N-CSR for the fiscal year ended September 30, 2022 disclose in a footnote to the schedule of investments that “A reconciliation of Level 3 investments and disclosures of significant unobservable inputs are presented when the Fund has a significant amount of Level 3 investments at the beginning and/or end of the period in relation to net assets.” In addition, the Funds held Russian securities that were valued at zero as of September 30, 2022 that were not valued at zero as of the prior fiscal year end. Please explain whether disclosure of significant unobservable inputs for these holdings was required in the Funds’ reports on Form N-CSR for the fiscal year ended September 30, 2022.

Response: A disclosure of unobservable inputs at September 30, 2022 was not required as the ending Level 3 amount was $0, and thus immaterial. The Level 3 rollforward also was not required because the Level 3 amount both at the beginning and the end of the period were immaterial. Registrant notes that, when looking at the prior period, the review is based on the actual Level 3 amount at period end. In this case, it was $0 at both periods.

[2]	Investment Company Reporting Modernization, Investment Company Act Rel. No. 32314 (October 13, 2016).

February 14, 2023 Page 5

8.

Comment: The SEC staff notes that there is disclosure in the Funds’ reports filed on Form N-CSR regarding redemptions fees. Given that the Funds no longer charge redemption fees, please modify the disclosure accordingly.

Response: The Registrant will update the disclosure in future shareholder reports to add a qualifier (“if any”) regarding the redemption fees, in order to provide an example of potential transactional costs.

9.

Comment: The SEC staff notes that the fee and expense table in some of the Funds’ prospectuses indicate that gross expenses have been adjusted for tax reclaim related fees. Please explain why the gross expenses had to be adjusted and why these fees were not recognized as expenses in prior year financial statements.

Response: The Funds receive tax reclaims from time to time from various foreign jurisdictions and have engaged a service provider to assist in the collection of tax reclaims for the benefit of the Funds. Typically, when a tax reclaim is paid, it is wired to the service provider, and the service provider deducts its fee and pays the remainder to the relevant Fund. Historically, the Funds – in accordance with what was understood to be industry practice – offset the service provider’s fees against recovered reclaims. Registrant adjusted its accounting policy during the 2022 fiscal year to reflect new guidance from the SEC staff expressing the view that these fees should be treated as an expense, and this policy remains in place. Because the accounting policy was effective for only a portion of the fiscal year, the relevant Funds’ fee and expense tables were adjusted to reflect the impact of good faith estimates of tax reclaim-related fees for the current fiscal year. Registrant notes that tax reclaim-related fees and expenses were not material to the Funds’ financial statements.

10.

Comment: The SEC staff notes that the notes to financials in the Funds’ financial statements include a policy note for tax reclaims but does not include a policy note for related professional fees. Please explain whether the professional fees are netted and whether the professional fees are contingent upon successful receipt of reclaimed amounts.

Response: As noted above, tax reclaim-related fees are no longer netted. These fees are contingent on the recovery of reclaimed amounts. These fees were included in “Other Fees” in the Statement of Operations and, in future financial statements, Registrant will clarify the location reference and include a policy note on the treatment of tax reclaim-related fees and expenses.

February 14, 2023 Page 6

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Should you have any questions or comments, please contact the undersigned at 949.442.6051.

Sincerely,

/s/ Kevin F. Cahill
Kevin F. Cahill